FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                      Filed pursuant to Section 16(a) of the
                  Securities Exchange Act of 1934, Section 17(a)
                of the Public Utility Holding Company Act of 1935
              or Section 30(f) of the Investment Company Act of 1940

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         1.   Name and Address of Reporting Person

              Apollo Real Estate Investment Fund II, L.P.
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             (Last)           (First)                   (Middle)

              2 Manhattanville Road
         ---------------------------------------------------------------
                                     (Street)

              Purchase        New York                  10577
         ---------------------------------------------------------------
             (City)           (State)                   (Zip)

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         2.   Date of Event Requiring Statement (Month/Day/Year)

              6/24/97

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         3.   IRS or Social Security Number of Reporting Person
              (Voluntary)

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         4.   Issuer Name and Ticker or Trading Symbol

              Atlantic Gulf Communities Corp. (AGLF)

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         5.   Relationship of Reporting Person to Issuer
              (Check all applicable)

              [  ]  Director                  [X ]  10% Owner
              [  ]  Officer (give title below)[  ]  Other (specify
                                                             below)
                                ------------------

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         6.   If Amendment, Date of Original (Month/Day/Year)




         FORM 3 (CONTINUED)

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         7.   Individual or Joint/Group Filing (Check applicable line)

              [  ]  Form filed by One Reporting Person
              [x ]  Form filed by more than one Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
         ===============================================================



    1. Title of Security               2. Amount of Securities    3. Ownership Form:
       (Instr. 4):                        Beneficially Owned         Direct (D) or
                                          (Instr.4)                  Indirect (I)        4. Nature of Indirect Beneficial Ownership
                                                                     (Instr.5)              (Instr.5)

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

         Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                (PRINT OR TYPE RESPONSES)





         FORM 3 (CONTINUED)

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            TITLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
         ===============================================================


    1. Title of Derivative      2. Date Exer-     3. Title and Amount of        4. Conversion   5. Ownership    6. Nature of
       Security (Instr. 4):     cisable and       Securities Underlying         or Exercise     Form of         Indirect
                                Expiration        Derivative Security           Price of        Derivative      Beneficial
                                Date (Month/      (Instr.4)                     Derivative      Security:       Ownership
                                Day/Year)                                       Security        Direct (D) or   (Instr. 5)
                                                                                                Indirect (I)
                                                                                                (Instr. 5)

       -----------------------------------------------------------------------------------------------------------------------------
                                Date     Expira-                 Amount or
                                Exer-    tion     Title          Number of
                                cisable  Date                    Shares


       -----------------------------------------------------------------------------------------------------------------------------
       20% Cumulative Redeem-   Imme-
         able Convertible       diately   N/A     Common Stock   1,543,435(2)   $5.75(2)        I               Through AP-AGC, LLC
         Preferred Stock,
         Series A ("Series
         A Shares")

       -----------------------------------------------------------------------------------------------------------------------------
       Warrants to Purchase     Imme-             Common Stock   1,106,950      $5.75(3)        I               Through AP-AGC, LLC
         Common Stock, Class    diately  6/23/04
         A, B and C

       ----------------------------------------------------------------------------------------------------------------------------
       Warrants to Purchase     Imme-             Common Stock      668,000     $5.75(3)        I               Through AP-AGC, LLC
         Common Stock, Class    diately  6/30/04
         A, B and C
       -----------------------------------------------------------------------------------------------------------------------------
       Contractual right to     Imme-             Series
         purchase Series A      diately  N/A      A Shares       1,612,525      $9.88           I               Through AP-AGC, LLC
         Shares(1)              (1)

       -----------------------------------------------------------------------------------------------------------------------------
       Contractual right to     Imme-             Warrants,
         purchase Warrants (1)  diately   N/A     Class A, B, C  3,255,050      $.06            I               Through AP-AGC, LLC
                                (1)
       -----------------------------------------------------------------------------------------------------------------------------

                                  APOLLO REAL ESTATE INVESTMENT FUND II,
                                  L.P.

                                  By:  Apollo Real Estate Advisors II,
                                       L.P., Managing General Partner

                                  By:  Apollo Real Estate Capital
                                       Advisors II, Inc., General
                                       Partner


                                  By:  /s/ Michael D. Weiner
                                       Name:  Michael D. Weiner
                                       Title:  Vice President


                                                              July 7, 1997
                                  ________________________   ______________
                                  **Signature of Reporting      Date
                                      Persons

         Explanation of Responses:

           See Attachment A.

         ** Intentional misstatements or
            omissions of facts constitute
            Federal Criminal Violations.  See
            18 U.S.C. 1001 and 15 U.S.C.
            78ff(a).

         Note:  File three copies of this
                Form, one of which must be
                manually signed.  If space
                provided is insufficient, see
                Instruction 6 for procedure.





                              Attachment A to Form 3


         Reporting Person:  Apollo Real Estate Investment Fund II, L.P.

         Address:  Two Manhattanville Road, Purchase New York  10577

         Date of Event:  6/24/97

         Issuer Name and Trading Symbol:  Atlantic Gulf Communities
                                          Corp. (AGLF) (the "Issuer")

         (1) Apollo Real Estate Investment Fund II, L.P. ("AREIF II") owns indirectly through AP-AGC, LLC, a Delaware limited liability company ("AP-AGC"), all of the interests of which are held directly or indirectly by AREIF II, 887,475 shares of 20% Cumulative Redeemable Convertible Preferred Stock, Series A ("Series A Shares") and Warrants to Pur-chase 1,774,950 Common Shares, and further has the right under an Amended and Restated Investment Agreement dated as of February 7, 1997 amended as of March 20, 1997 and amended and restated as of May 15, 1997 (the "Investment Agreement") to purchase at any time up to an additional 1,612,525 Series A Shares (at a price of $9.88 per share) and, on a pro rata basis, 3,225,050 Warrants (at a price of $.06 per Warrant), if the Issuer has not presented AP-AGC with real estate development projects pursuant to which AP-AGC has invented $25,000,000 on the terms and conditions set forth in the Investment Agreement. The Investment Agreement and the transactions contemplated thereby are described in a Statement on Schedule 13D filed by AREIF II and certain affiliates relating to the Issuer and in public filings of the Issuer. The general partner of AREIF II is Apollo Real Estate Advisors II, L.P., whose general partner is Apollo Real Estate Capital Advisors II, Inc., the directors of which are Leon D. Black, John J. Hannan and William L. Mack, each of whom disclaims beneficial owner-ship of the shares reported.

         (2) The number of Common Shares into which each Series A Share is convertible is determined by dividing (a) the liquida-tion preference per Series A Share of $10 plus all accumu-lated and unpaid dividends by (b) the conversion price of $5.75 (subject to certain antidilution adjustments).

         (3) The exercise price per Warrant is equal to $5.75, subject to certain antidilution and other adjustments. The Class A, B and C Warrants are identical except that they have minimum exercise priced of $2, $3 and $4, respectively, subject to certain antidilution adjustments.

                                   APOLLO REAL ESTATE INVESTMENT FUND II,
                                   L.P.

                                   By: Apollo Real Estate Advisors II,
                                       L.P., Managing General Partner

                                   By: Apollo Real Estate Capital
                                       Advisors II, Inc., General
                                       Partner


                                   By: /s/ Michael D. Weiner
                                       Name: Michael D. Weiner
                                       Title: Vice President


                                                              July 7, 1997
                                   ________________________   ____________
                                   **Signature of Reporting      Date
                                       Persons





                             JOINT FILER INFORMATION - FORM 3


         Name:               AP-AGC LLC

         Address:            c/o Apollo Real Estate Advisors II, L.P.
                             Two Manhattanville Road
                             Purchase, New York   10577

         Name:               Apollo Real Estate Advisors II, L.P.

         Address:            Two Manhattanville Road
                             Purchase, New York  10577

         Designated
         Filer:              Apollo Real Estate Investment Fund II, L.P.

         Issuer and
         Ticker Symbol:      Atlantic Gulf Communities Corp. (AGLF)

         Date of Event
         Requiring
         Statement:          June 24, 1997

         Signature:          AP-AGC, LLC.
                               By Kronus Property, Inc., Manager


                             By: /s/ Ricardo Koenigsberger
                                Name:   Ricardo Koenigsberger
                                Title:  Vice-President

                             APOLLO REAL ESTATE ADVISORS II, L.P.

                             By:  Apollo Real Estate Capital Advisors
                                  II, Inc., General Partner

                                  By: /s/ Michael D. Weiner
                                      Name:   Michael D. Weiner
                                      Title:  Vice President